

April 21, 2021

J. Michael Daniel
Senior Vice President and Chief Financial Officer
Bassett Furniture Industries Inc.
3525 Fairystone Park Highway
Bassett, Virginia 24055

   Re: Bassett Furniture Industries Inc.
   Form 10-K for the Fiscal Year Ended November 28, 2020
   File No. 000-00209

Dear Mr. Daniel:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 28, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Operations, page 17

1.   Please address the following comments related to your analysis of operations discussion:

   • Revise your disclosures in future filings to discuss year-over-year changes in net sales to external customers, cost of furniture and accessories sold, gross profit and gross profit margin, and selling, general and administrative expenses on a consolidated basis exclusive of inter-company amounts.

   • Revise your segment results disclosures to provide and discuss changes in net sales to external customers.

   Refer to Item 303(a) and (b) of Regulation S-K and SEC Release No. 33-8350.

2.   We note that the "Income (loss) from operations" amounts in the "Consolidated" column

of the tables on pages 19 and 20 appear to be non-GAAP measures. We further note that these amounts are reconciled to GAAP income on page 21 using a different line item description. In future filings, please ensure you clearly identify these amounts as non-GAAP measures and that they are not presented using a GAAP line item description.

3.   We note that you present gross profit and gross profit margin for your wholesale and retail reportable segments. Considering gross profit is not the segmental measure of profit or loss you present under ASC 280-10-50-22 and the figures are inclusive of inter-company amounts, these gross profit and gross profit margin amounts appear to represent non-GAAP measures. Accordingly, please revise future filings to comply with all non-GAAP rules, including, but not limited to, a presentation of and reconciliation to the most directly comparable GAAP measures. Show us what your revised disclosure would have looked like for the historical periods presented. See Item 10(e) of Regulation S-K.

Consolidated Statements of Operations, page 32

4.   We note that your logistics net sales revenues exceeded 10% of your consolidated net sales for each fiscal year presented and further note your disclosure on page 62 that Zenith Freight Lines operating costs are included in selling, general and administrative expenses. In future filings, please ensure you comply with Rule 5-03(b)(2) of Regulation S-X to provide separate disclosure of cost of services on your consolidated statement of operations.

Notes to Consolidated Financial Statements
18. Segment Information, page 62

5.   We note that the net sales disclosed for your reportable segments are inclusive of inter-company sales. Please revise your presentation in future filings to disclose revenues from external customers for each reportable segment as required by ASC 280-10-50-22(a). Show us what your revised net sales disclosures would have looked like for the historical periods presented. Also see the illustrative examples in ASC 280-10-55-48 and 55-49.

6.   We note that you provide a breakdown of wholesale sales by product category and that the amounts are inclusive of inter-company sales. Please revise future filings to disclose consolidated sales from external customers for each product and service or each group of similar products and services. See ASC 280-10-50-40.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing